SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION


           Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935


Certificate is filed by Southern Ohio Coal Company, a subsidiary of Ohio Power Company, which is a public utility subsidiary of American Electric Power Company, a registered holding company

           This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.    Type of security or securities.

           Promissory note.

2. Issue, renewal or guaranty.

           Issuance

3. Principal amount of each security.

           $5,200,000

4. Rate of interest per annum of each security:

           5.67%

5. Date of issue, renewal or guaranty of each security.

           June 30, 1999

6. If renewal of security, give date of original issue.

           N/A

7. Date of maturity of each security.

           Septemer 30, 1999

8.    Name of persons to whom each security was issued, renewed or guaranteed.

           Ohio Power Company, the parent of Southern Ohio Coal
           Company

9. Collateral given with each security.

           None.

10. Consideration received for each security.

           $5,200,000

11. Application of proceeds of each security.

           The  proceeds   from  the  note  are  to  be  used  to  pay  existing
           obligations.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

           (a)  the provisions contained in the first sentence of Section 6(b).

           (b)  the provisions contained in the fourth sentence of Section 6(b).

           (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

           Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

           Rule 52(b) relating to the issuance and sale of securities to an associate company by a subsidiary of a registered holding company which is not a public utility company.

                               SOUTHERN OHIO COAL COMPANY

                               /s/ T. G. Berkemeyer
                               Assistant Secretary

Dated:  June 30, 1999